UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on January 11, 2024: Euroseas Ltd. Announces Time Charter Contract for its Fuel-Efficient 2,800 teu Feeder Containership, M/V Tender Soul, to be delivered in February 2024.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next succeeding paragraph, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-268708) filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2022 and the Company’s Registration Statement on Form F-3 (File No. 333-269066) filed with the Commission on December 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: January 12, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Announces Time Charter Contract for its Fuel-Efficient 2,800 teu Feeder Containership, M/V Tender Soul, to be delivered in February 2024

Maroussi, Athens, Greece – January 11, 2024 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today it has entered into a time charter contract for M/V TENDER SOUL, a newbuilding fuel-efficient 2,800 teu feeder containership currently under construction, for a minimum period of eight to a maximum period of ten months at the option of the charterer, at a gross daily rate of $17,000. The new charter will commence within February 2024, upon delivery of the vessel from the shipyard.

Aristides Pittas, Chairman and CEO of Euroseas commented: “We are pleased to announce that we have chartered our upcoming newbuilding vessel, the third in a series of nine, with one of the largest liner companies, at a profitable rate level in a period when new vessel deliveries are at a historical high and, as a result, containership rates are under pressure. This charter is expected to contribute about $2.4 million of EBITDA for the minimum contracted period; it boosts our 2024 charter coverage to about 70%.

“We continue working in chartering out the remaining of our newbuildings and completing their debt financing arrangements. Our strong cash position and contracted cash flow provide us with comfort and flexibility in not only funding the equity portion of our newbuilding program but also continuing to return funds to our shareholders via dividends and share buybacks.”

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows:

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 TC until Aug-25	$42,200 $15,000
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP	Intermediate	50,726	4,253	2008	TC until Feb-24	$18,250
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(*)	Intermediate	50,969	4,253	2009	TC until Apr-25	$23,000
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Apr-25	$21,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-25	$21,000
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-26	$19,000
GREGOS(*)	Feeder	37,237	2,800	2023	TC until Apr-26	$48,000
TERATAKI(*)	Feeder	37,237	2,800	2023	TC until Jul-26	$48,000
EM ASTORIA (+)	Feeder	35,600	2,788	2004	TC until Feb-24 then until Feb-25	$50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Jul-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(**)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until May-24	$15,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until May-24	$10,250
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Jan-24	$7,000
Total Container Carriers on the Water	19	740,512	58,861

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate ($/day)
TENDER SOUL (H4236)	Feeder	37,237	2,800	Feb- 2024	TC until Oct-24	$17,000
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q2 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	7	215,734	16,600

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Rate is net of commissions (which are typically 5-6.25%).

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 19 vessels, including 12 Feeder containerships and 7 Intermediate containerships. Euroseas 19 containerships have a cargo capacity of 58,861 teu. After the delivery of seven feeder containership newbuildings in 2024, Euroseas’ fleet will consist of 26 vessels with a total carrying capacity of 75,461 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com

SK 02558 0005 10935670